IAMGOLD CORPORATION

TSX: **IMG** NYSE: **IAG**

NEWS RELEASE

IAMGOLD INCREASES DIVIDEND BY 25%

All amounts are expressed in US dollars, unless otherwise indicated.

Toronto, Ontario, December 9, 2011 – IAMGOLD Corporation ("IAMGOLD" or the "Company") today reported that it has increased its annual dividend payment by 25% from $0.20 per share to $0.25 per share. The next semi-annual dividend payment in the amount of $0.125 per share will be paid on January 5, 2012 to shareholders of record as of the close of trading on December 20, 2011. This represents a 317% increase in the dividend over the last twelve months.

IAMGOLD's President and CEO, Steve Letwin said, "Our strong cash flow allows us to invest in both growing the business and increasing dividends. IAMGOLD has a strong balance sheet and a focused portfolio of assets that generates significant operating cash flow. This is our third dividend increase in the last twelve months, which reflects the confidence we have in the current and future cash flows for the Company."

For purposes of subsection 89(14) of the Income Tax Act, the Company designates all dividends payable on December 20, 2011 to be eligible dividends.

Forward Looking Statement

This news release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding the estimation of mineral resources, exploration results, potential mineralization, potential mineral resources and mineral reserves) are forward-looking statements. Forward-looking statements are generally identifiable by use of the words "may", "will", "should", "continue", "expect", "anticipate", "estimate", "believe", "intend", "plan" or "project" or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company's ability to control or predict, that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations include, among other things, without limitation, failure to establish estimated mineral resources, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and other risks disclosed in IAMGOLD's most recent Form 40-F/Annual Information Form on file with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement.

About IAMGOLD

IAMGOLD (www.iamgold.com) is a leading mid-tier gold mining company producing approximately one million ounces annually from five gold mines (including current joint ventures) on three continents. IAMGOLD is uniquely positioned with a strong financial position and extensive management and operational expertise. To grow from this strong base, IAMGOLD has a pipeline of development and exploration projects and continues to assess accretive acquisition opportunities. IAMGOLD's growth plans are strategically focused in West Africa, select countries in South America and regions of Canada. IAMGOLD also operates Niobec, a niobium mine in the Canadian province of Quebec.

For further information please contact:
Bob Tait, VP Investor Relations
Tel: (416) 360-4743 Mobile: (647) 403-5520

Laura Young, Director Investor Relations
Tel: (416) 933-4952 Mobile (416) 670-3815

IAMGOLD Corporation Toll-free: 1 888 464-9999 info@iamgold.com

Please note:
This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through CNW Group's website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

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